ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Energy Fuels Inc. and its subsidiary companies (collectively, “Energy Fuels” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of March 26, 2014 and should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the 15 months ended December 31, 2013.In November 2013, the Company announced a change in its fiscal year end from September 30 to December 31. As a result of this change, the Company’s annual 2013 results include consolidated financial statements for the 15 month period ended December 31, 2013 (“FY-2013”), with comparative figures for the twelve month period ended September 30, 2012 (“FY-2012”) and, accordingly, the results shown are not fully comparable. The reason for this change was to better align the Company’s year-end with the year-ends of its major uranium customers, certain material subsidiaries and industry peers.

Effective November 5, 2013, the Company completed a consolidation of its common shares on the basis of 50 pre-consolidation common shares for each post-consolidation common share. All share and per share amounts in this MD&A are shown on a post consolidation basis.

This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. All financial information in this discussion and analysis is presented in United States dollars, unless otherwise stated.

Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, technical reports, Annual Information Form (“AIF”) and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com (“SEDAR”) and in the United States at www.sec.gov/edgar.shtml (“EDGAR”), and on the Company’s website at www.energyfuels.com.

In this discussion, the terms “Company”, “we”, “us”, and “our” refer to Energy Fuels and, as applicable, the Company’s wholly-owned subsidiaries: Energy Fuels Resources Corporation (“EFRC”), Energy Fuels Holdings Corp. (previously known as Denison Mines Holdings Corp.) (“EFHC””), White Canyon Uranium Limited (“White Canyon”), Magnum Uranium Corp. (“Magnum”), Titan Uranium Inc. (“Titan”), Strathmore Minerals Corp. (“Strathmore”) and their respective subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward looking information and forward looking statements within the meaning of applicable Canadian and United States securities laws. Those statements appear in a number of places in this MD&A and include, but are not limited to, statements and information regarding the Company’s current intent, belief or expectations primarily with respect to: the Company’s business objectives and plans; exploration and development plans and expenditures; estimation of mineral resources and reserves; mineral grades; Energy Fuels’ expectations regarding additions to its mineral reserves and resources through acquisitions and development; success of the Company's permitting efforts, including receipt of regulatory approvals, permits and licenses and treatment under governmental regulatory regimes and the expected timeframes for receipt of such approvals, permits, licenses and treatments; possible impacts of regulatory actions; capital expenditures; expansion plans; success of the Company's mining and/or milling operations; availability of equipment and supplies; availability of alternate feed materials for processing; the Company’s processing technologies; future production costs, including costs of labor, energy, materials and supplies; future effective tax rates; future benefits costs; future royalties payable; the outcome and possible impacts of disputes and legal proceedings in which the Company is involved; the timing and amount of estimated future production, including Energy Fuels’ expectations regarding expected price levels required to support production and the Company’s ability to increase production as market conditions warrant; sales volumes and future uranium and vanadium prices and treatment charges; future trends in the Company’s industry; global economic growth and industrial demand; global growth in and/or attitudes towards nuclear energy; changes in global uranium and vanadium and concentrate inventories; expected market fundamentals, including the supply and demand for uranium and vanadium; the Company’s and industry’s expectations relating to future prices of uranium and vanadium; currency exchange rates; environmental risks; reclamation costs, including unanticipated reclamation expenses; collateral requirements for surety bonds; title disputes or claims; the adequacy of insurance coverage; and legal proceedings and the potential outcomes therefrom.

In certain cases, forward looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “is likely”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “continue”, or “believes”, and similar expressions, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Energy Fuels believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct, and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A.

Readers are cautioned that it would be unreasonable to rely on any such forward looking statements and information as creating any legal rights, and that the statements and information are not guarantees and may involve known and unknown risks and uncertainties, and that actual results are likely to differ (and may differ materially) and objectives and strategies may differ or change from those expressed or implied in the forward looking statements or information as a result of various factors. Such risks and uncertainties include risks generally encountered in the development and operation of mineral properties and processing facilities such as: risks associated with mineral and resource estimates, including the risk of errors in assumptions or methodologies; risks associated with estimating production, forecasting future price levels necessary to support production, and the Company’s ability to increase production in response to any increases in commodity prices; uncertainties and liabilities inherent in mining operations; geological, technical and processing problems, including unanticipated metallurgical difficulties, ground control problems, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; risks associated with the availability and/or fluctuations in the costs of raw materials and consumables used in the Company's production processes; risks associated with environmental compliance and permitting, including those created by changes in environmental legislation and regulation and delays in obtaining permits and licenses that could impact expected production levels or increases in expected production levels; actions taken by regulatory authorities with respect to mining and processing activities; risks associated with the Company’s dependence on third parties in the provision of transportation and other critical services; title risks; the adequacy of insurance coverage; uncertainty as to reclamation and decommissioning liabilities; the ability of the Company’s bonding companies to require increases in the collateral required to secure reclamation obligations; the potential for, and outcome of, litigation and other legal proceedings, including potential injunctions pending the outcome of such litigation and proceedings; the ability of Energy Fuels to meet its obligations to its creditors; risks associated with the Company’s relationships with its business and joint venture partners; failure to obtain industry partner, government and other third party consents and approvals, when required; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks inherent in the Company’s and industry’s forecasts or predictions of future uranium and vanadium price levels; fluctuations in the market prices of uranium and vanadium, which are cyclical and subject to substantial price fluctuations; the risks associated with asset impairment as a result of decreases in uranium prices; risks associated with lack of access to markets and the ability to access capital; the market price of Energy Fuels’ securities; public resistance to nuclear energy or uranium mining; uranium industry competition and international trade restrictions; and the other factors discussed under “Risk Factors” in this MD&A and in the Company’s Annual Information Form dated March 26, 2014 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward looking statements contained in this MD&A.

Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign exchange rates; that the supply and demand for, deliveries of, and the level and volatility of prices of uranium, vanadium and the Company’s other primary metals and minerals develop as expected; that uranium and vanadium prices required to reach, sustain or increase expected or forecasted production levels are realized as expected; that the Company receives regulatory and governmental approvals for the Company’s development projects and other operations on a timely basis; that the Company is able to operate its mineral properties and processing facilities as expected; that existing licenses and permits are renewed as required; that the Company is able to obtain financing for the Company’s development projects on reasonable terms; that the Company is able to procure mining equipment and operating supplies in sufficient quantities and on a timely basis; that engineering and construction timetables and capital costs for the Company’s development and expansion projects and restarting projects on standby, are not incorrectly estimated or affected by unforeseen circumstances; that costs of closure of various operations are accurately estimated; that there are no unanticipated changes in collateral requirements for surety bonds; that there are no unanticipated changes to market competition; that the Company’s reserve and resource estimates are within reasonable bounds of accuracy (including with respect to size, grade and recoverability) and that the geological, operational and price assumptions on which these are based are reasonable; that environmental and other administrative and legal proceedings or disputes are satisfactorily resolved; and that the Company maintains ongoing relations with its employees and with its business and joint venture partners.

ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

All written and oral forward looking statements or information attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the foregoing cautionary statements.

Forward looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward looking statements.

The Company cautions that the foregoing list of assumptions, risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect operations or financial results are included under the heading “Risk Factors” in this MD&A and in the Company’s Annual Information Form dated March 26, 2014 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml. The forward-looking statements and forward-looking information contained in this MD&A and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Company does not undertake any obligation to publicly update or revise any forward looking statements to reflect actual results, changes in assumptions or changes in other factors affecting any forward looking statements or information except as expressly required by applicable securities laws. If the Company does update one or more forward looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward looking statements.

Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral reserves and mineral resources described can be profitably produced in the future.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators (the “CSA”) which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this MD&A, and in the documents incorporated by reference herein, may not be comparable to similar information disclosed by companies reporting under United States standards. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or prefeasibility studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained pounds” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable to information made public by companies that report in accordance with United States standards.

ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

2013 HIGHLIGHTS

Acquisitions and Investments

•

On August 30, 2013, Energy Fuels acquired, by way of a plan of arrangement (“Arrangement”), all of the issued and outstanding shares of Strathmore. The Arrangement was completed under the Business Corporations Act (British Columbia) and was previously approved by the Supreme Court of British Columbia. Under the Arrangement, Strathmore shareholders received 0.0294 common shares of Energy Fuels for each common share of Strathmore held. The acquisition of Strathmore by Energy Fuels added significant mineral resources to the Company’s portfolio, including two large uranium projects, the Roca Honda and Gas Hills projects. The acquisition also strengthened the Company’s relationship with Korea Electric Power Corporation (“KEPCO”), which was a significant shareholder of Strathmore and has the right to earn an interest in the Gas Hills project, and made the Company a joint venture partner on the Roca Honda Project with Sumitomo Corporation of Japan.

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On January 28, 2013, Energy Fuels acquired a 16.5% interest in Virginia Energy Resources Inc. (“Virginia Energy”) (TSX.V:VUI; OTCQX:VEGYF) as part of a non-brokered private placement financing. Energy Fuels acquired 9,439,857 common shares of Virginia Energy at a price of Cdn$0.42 per share, for an aggregate subscription price of $4.16 million. The subscription price was satisfied by a combination of $0.25 million of cash and the issuance of 437,028 common shares of Energy Fuels.

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On October 1, 2012, the Company acquired the interests of Aldershot Resources Ltd. (“Aldershot”) in the Sage Plain Project for $0.75 million in cash, the cancellation of debt owed by Aldershot to Energy Fuels, and 70,551 shares of Common Stock. In the transaction, Energy Fuels acquired Aldershot’s membership interest in Colorado Plateau Partners LLC (“CPP”) and Arizona Strip Partners LLC (“ASP”), two 50/50 joint ventures between subsidiaries of Energy Fuels and Aldershot. CPP holds a majority of the properties in the Sage Plain Project area, including the Calliham lease, the Crain lease, four SITLA Leases and 94 unpatented mining claims on land managed by the U.S. Bureau of Land Management (“BLM”). As a result of the acquisition, Energy Fuels now owns 100% of the Sage Plain Project, which is located about 15-miles northeast of Monticello, Utah and about 54 road miles from Energy Fuels’ White Mesa Mill. In addition, Energy Fuels acquired Aldershot’s interest in ASP which holds several prospective exploration properties in northern Arizona.

Operations

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Energy Fuels’ fiscal year 2013 (“FY-2013”) uranium production totaled 1,235,000 pounds uranium oxide (“U3O8”) at the White Mesa Mill. Energy Fuels’ FY-2013 vanadium production totaled 1,537,000 pounds vanadium oxide (“V2O5”).

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Total revenue for FY-2013 was $73.25 million. Uranium sales during FY-2013 were 1,196,668 pounds U3O8 totaling $63.73 million, which included the sale of 956,668 pounds of U3O8 pursuant to term contracts at an average price of $56.47 per pound, the sale of 40,000 pounds of U3O8 on the spot market at an average price of $41.50per pound and the sale of 200,000 pounds of U3O8 to an existing customer at an average price of $40.25 per pound. Vanadium sales during FY-2013 totaled $9.20 million and other revenue totaled $0.32 million.

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Energy Fuels has a working capital position of $33.48 million, including $6.63 million of cash and $19.75 million in concentrates and work-in-process inventories. At the end of FY-2013, the Company had 452,000 pounds of U3O8 finished goods inventory and 96,000 pounds of U3O8 in-process of completion.

•

During FY-2013, the Company continued to produce uranium ore at its Arizona 1 mine in Arizona. In February 2014, the currently economic uranium resource was depleted at the Arizona 1 mine, which was then placed on standby.

ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

•

During FY-2013, the Company continued development of its Pinenut mine in Arizona, and production commenced in mid-2013. Production continued at the Pinenut mine through the end of FY-2013. In November 2013, the Company announced that the Pinenut mine was expected to be placed on standby in mid-2014.

•

In the quarter ended December 31, 2012, the Company placed its Daneros, Beaver and Pandora mines on stand-by due to lower uranium spot market prices. These mines remain on stand-by as of the date of this MD&A.

•

Shaft sinking operations at the Company’s Canyon mine in Arizona commenced in early April 2013, and were placed on standby in November 2013, due to market conditions.  Up to that point, the shaft had been sunk to a depth of 300 feet, and all surface development on the project had been completed, including the head-frame, the hoist, the evaporation ponds, environmental monitoring facilities and all buildings. The Company agreed to maintain such activities on standby until the earlier of a decision by the Arizona District Court on the merits of the current litigation at the Canyon mine or December 31, 2014. See “Contingencies– Legal Matters.” The Company does not expect to perform any development at the Canyon mine during FY-2014.

Capital Raising

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On June 13, 2013, the Company announced the completion of a $6.52 million bought deal private placement of units of the Company (“Units”) pursuant to an underwriting agreement with Dundee Securities Ltd., Haywood Securities Inc. and Cantor Fitzgerald Canada Corporation. A total of 947,616 Units were issued at a price of Cdn$7.00 per Unit for total gross proceeds of $6.52 million. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of the Company at a price of Cdn$9.50 at any time until June 15, 2015.

•

On October 16, 2013, the Company completed a public offering (“Offering”) of 625,000 common shares at a price of Cdn$8.00 per share for aggregate gross proceeds of $4.83 million. The Offering was conducted by way of a short form prospectus dated October 9, 2013 through a syndicate of underwriters led by Dundee Securities Ltd., Cantor Fitzgerald Canada Corporation and Haywood Securities Inc. (the “Underwriters”). In addition, 30,963 compensation warrants were issued to the Underwriters.

Other

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In order to facilitate a listing of the Company’s common shares on a recognized US stock exchange, the Company completed a consolidation of its common shares on the basis of 50 pre-consolidation shares for each post-consolidation share. The shareholders of the Company approved the consolidation at a special meeting held on October 30, 2013. The common shares of Energy Fuels began trading on the Toronto Stock Exchange on a post-consolidated basis on November 5, 2013.

•

On December 2, 2013, the Company announced that its common stock was approved for listing on the NYSE MKT stock exchange. Trading on the NYSE MKT commenced on December 4, 2013, under the ticker symbol “UUUU”. As a leading conventional producer of uranium in the United States, the NYSE MKT listing is viewed by the Company as an important step toward increasing Energy Fuels visibility in the U.S., gaining access to a larger pool of institutional and retail investors, and improving the overall trading liquidity of the common shares.

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The Company changed its fiscal year end from September 30 to December 31, to better align the Company’s year-end with the year-ends of its major uranium customers, certain material subsidiaries and industry peers. As a result of this change of year-end, the Company’s annual 2013 results comprise the 15 month period beginning on October 1, 2012 and ending on December 31, 2013.

•

On December 17, 2013, the Company announced that it had entered into a Strategic Relationship Agreement (“SRA”) with KEPCO. KEPCO is the largest electric utility in South Korea, responsible for 93% of South Korea’s electricity generation and the development of nuclear projects worldwide. The key objectives of the SRA are to establish a long-term and strategic collaborative relationship and to promote the development of each company’s businesses. The SRA addresses a number of areas of interest for both Energy Fuels and KEPCO, including the development of Energy Fuels’ Wyoming projects, KEPCO’s seat on the board of directors of Energy Fuels, visitation and secondment rights, and future qualified bidding by Energy Fuels on uranium concentrate supply contracts for KEPCO and its affiliates.

ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

•

On March 3, 2014, the Company completed the replacement of its $28.17 million regulatory bonding portfolio, utilizing three different qualified sureties. As a result of replacing the bonds, the Company released $12.34 million of previously restricted cash. Prior bonding arrangements, covering all of the Company’s mines and mills, required the Company to post 100% cash collateral to back the currently outstanding $26.78 million undiscounted decommissioning liability.

ABOUT ENERGY FUELS

Energy Fuels was incorporated on June 24, 1987 in the province of Alberta under the name Volcanic Metals Exploration Inc. On September 2, 2005, the Company was continued under the Business Corporations Act (Ontario), and on May 26, 2006, Volcanic Metals Exploration Inc. changed its name to Energy Fuels Inc. Energy Fuels is a reporting issuer in all of the Canadian provinces. Energy Fuels’ common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “EFR” and on the NYSE MKT under the symbol “UUUU”. In addition, Energy Fuels’ convertible debentures (the “Debentures”) are listed on the TSX under the symbol “EFR.DB”. Options on Energy Fuels’ common shares are traded on The Chicago Board Options Exchange. The Designated Primary Market Maker for the options is Group One Trading, LP.

Energy Fuels is a U.S.-based intermediate uranium mining and production company with operations in Utah, Arizona, Colorado, New Mexico and Wyoming. Energy Fuels wholly owns the White Mesa Mill in Utah (the “White Mesa Mill”), the only operating conventional uranium processing facility in the United States. At the White Mesa Mill, the Company produced both uranium (as U3O8 or “yellowcake”) and vanadium (as V2O5 or “blackflake vanadium”) during FY-2013. Vanadium is a co-product from some of the Company’s mines on the Colorado Plateau, and the White Mesa Mill has a vanadium circuit to allow for the recovery of this mineral. The U3O8 is sold to utility companies under existing sales contracts for use in nuclear power generation as well as sold into the spot market to a variety of buyers including utilities, commodities traders and/or financial institutions. Additionally, the Company may purchase U3O8 for resale to its customers. The V2O5 is primarily sold to steel and alloy manufacturers. The White Mesa Mill produces additional U3O8 through the processing of other uranium-bearing sources, referred to as “alternate feed materials.”

Energy Fuels owns or controls a diverse portfolio of uranium/vanadium properties in various stages of exploration, permitting, development and production, in close proximity to the Company’s White Mesa Mill, including a producing mine on the Arizona Strip, mines on standby on the Colorado Plateau, and additional permitting, development and exploration properties in Utah, Arizona, New Mexico, and Colorado. Energy Fuels also owns the Sheep Mountain Project in Wyoming, a project in the advanced-stage of permitting with significant uranium resources, along with other projects in the exploration and permitting stages in Wyoming.

Energy Fuels has a corporate office in Toronto, Ontario, and its operations are managed from its office in Lakewood, Colorado.

ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

MARKETING

The Uranium Industry

Over the medium- to long-term, nuclear power capacity and power generation are growing, while uranium production will likely struggle to meet this growing demand. As a result, it should be expected that prices will need to rise to higher, sustained levels to support the new mines that will be required to meet increasing demand. However, in the short-to medium term, there is uncertainty about uranium prices as a result of ample worldwide uranium inventories and the slower-than-expected restart of Japan’s nuclear reactors. As a result of current market conditions, many producing uranium mines have been placed on standby, and uranium development projects are being delayed around the World.

Future Uranium Demand

World net electricity consumption is expected to increase by 69% by 2035, according to the World Energy Outlook 2013 (the "WEO 2013"), a report issued by the International Energy Agency. Total demand for electricity is projected to increase on average by 2.2% per year from 19,004 terawatt-hours in 2010 to 32,150 terawatt-hours in 2035. This increased demand appears to be driven by both economic and population growth. China and India account for over 49%, and OECD countries make up less than 17% of the new demand. As a result of high fossil fuel prices, energy security concerns, improved reactor designs and climate change concerns, new nuclear capacity is expected to be a significant part of meeting this growth in electricity demand.

According to the World Nuclear Association (“WNA”), as of February, 2014, there are 434 nuclear reactors operable worldwide in 30 countries, generating 374.3 gigawatts of electricity. Of perhaps greater significance, 70 nuclear reactors are under construction in 14 countries including 49 under construction in China, India, South Korea and Russia. The 70 reactors under construction are expected to require over 100 million pounds of U3O8 for initial cores and an additional 38 million pounds of U3O8 annually once they are in operation. China, in particular, has a very aggressive new build program underway, including 28 reactors under construction and 176 on order, planned or proposed. Overall, there are 483 new reactors on order, planned or proposed around the World.

Nevertheless, the industry continues to feel the after-effects of the March 2011 Japanese earthquake and tsunami, and resulting nuclear incident. However, while some countries, such as Germany, have announced intentions to reduce their reliance on nuclear power, most countries have reaffirmed their support for nuclear power. Japan is expected to begin to restart some of its existing reactors during 2014, and political support for nuclear power in Japan continues to increase. Seventeen reactors in Japan have applied for restarts. However, the process has been slower than expected. Due to the slow restart of Japan’s nuclear fleet, stockpiles of uranium in that country have built to significant levels. The loss of ongoing demand in Japan along with the inevitable build-up of inventory resulting from Japanese delivery commitments under long term contracts have imposed both a real and a psychological overhang on the uranium market. Many estimates for Japanese reactor restarts during 2014 can be found in the financial press. Most expect at least some restarts during the year, but Energy Fuels estimates the actual number is probably somewhere between two units and six units. Any restarts at all should bolster the uranium market, and this effect is believed by the Company to have been seen in late February 2014 with a resurgence in uranium equity values.

Significantly, the governments of China, India, South Korea and Russia have all announced their intention to move ahead with their nuclear plans. In addition, several non-nuclear countries are moving ahead with their plans, such as Saudi Arabia which plans to build up to 16 reactors, Poland with plans to build 6, and the United Arab Emirates which has two under construction and contracts for two more. The 70 new reactors now under construction worldwide are expected to require approximately 38 million pounds of uranium per year, and those that are on order, planned or proposed are expected to require approximately 268 million pounds of uranium per year. Contrasting this with expected 2014 global reactor demand of just over 171 million pounds clearly illustrates the growth anticipated in the uranium business.

Primary Uranium Supply

Uranium supply is the biggest variable in the supply-demand equation. During the time that the accumulated inventories from over production in the 1970s were being drawn down, primary mine production accounted for only approximately 50% of demand. A number of new mines have been brought into production over the last few years while others are in various stages of development. However, production now accounts for approximately 90% of demand, and more mines will be required to meet the increasing future demand and to replace mines that are being depleted.

ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Ux Consulting Company, LLC (“UxC”) has estimated in its “Uranium Market Outlook – Q1 2014” that existing mine production plus new planned and potential mine production will increase primary uranium supply from 154 million pounds in 2013 to 200 million pounds in 2020. Kazakhstan was earlier perceived to be increasing production by as much as 21% between 2012 and 2020. However current estimates by UxC place that Kazakh production growth at only about 10%.In order to reach these estimated primary uranium supply levels, to the extent not filled by current production and secondary sources, it is anticipated that a number of large new mines, around the world, will also need to be developed and brought into production. It is reasonable to expect that prices will need to increase appreciably to support the additional production and significant capital expenditures required to develop and build the mines to meet these production forecasts.

Secondary Uranium Supply

Primary mine production currently supplies approximately 90% of demand. The balance of demand is supplied from secondary sources such as remaining excess commercial inventories, reprocessing of spent fuel, and inventories held by governments. The down-blending of highly-enriched uranium (“HEU”) from nuclear weapons programs was by far, the most significant of the secondary supplies, providing 18 to 24 million pounds per year. The HEU program was officially terminated at the end of 2013. As excess inventories due to the Japanese reactor shutdown are brought into balance, it is expected that the supply gap created by the HEU termination will have to be made up from new primary mine production or other secondary sources.

Excess commercial inventories, which were once one of the major sources of secondary supplies during the period from the early 1970s to the early 2000s, are believed to have largely been consumed (other than the stockpiles of uranium in Japan that have accrued as a result of the Fukushima incident). However, some government inventories, particularly in the U.S. and Russia, remain. The disposition of these inventories may have a market impact over the next 10 to 20 years, although the rate and timing of this material entering the market is uncertain. The market is however currently being affected by the release of DOE material related to continued cleanup operations at USEC Inc.

Reprocessing of spent fuel is another source of secondary supply, but is expected to satisfy only 3% to 4% of demand. Expansion of this secondary source would require major investments in facilities, which the Company believes could only be supported by a significant increase in long-term uranium prices.

The shutdown of nuclear reactors in Japan as a result of the Fukushima incident has also resulted in a reduction in enrichment demand, which has allowed enrichment facilities to use their excess capacity to produce more fuel from the same amount of uranium feed, at little or no additional cost. UxC estimates that this will effectively place 12 – 18 million pounds per year of additional U3O8 into the market for as long as excess capacity remains in the enrichment business.

However, in the longer term, UxC expects that secondary sources of supply will fall from 52 million pounds to 29 million pounds per year from now to 2020.

Uranium Prices

Most of the countries that use nuclear-generated electricity do not have a sufficient domestic uranium supply to fuel their nuclear power reactors. Their electric utilities must secure their required uranium supply by entering into medium- and long-term contracts with foreign uranium producers and other suppliers. These contracts usually provide for deliveries to begin two to four years after they are signed and provide for delivery from four to ten years thereafter. In awarding medium- and long-term contracts, electric utilities consider, in addition to the commercial terms offered, the producer’s uranium reserves, record of performance and costs, which are important to the producer's or supplier’s ability to fulfill long-term supply commitments. Electric utilities procure their remaining requirements through spot and near-term purchases from uranium producers and other suppliers, including other utilities holding excess inventory and governments.

While long-term demand is steadily growing, short-term demand is affected in large part by utilities’ uncovered requirements. To the extent that they have uncovered demand in the near term, they generally will purchase on the spot market, which in turn affects the spot price. Currently, there is relatively little uncovered demand, so utility buying is primarily discretionary and price driven.

ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Historically, spot prices are more volatile than long-term prices. The spot price began 2013 at $43.50 per lb. and fell steadily throughout the first half of the year reaching the $35.00 per lb. level in late July where they have generally remained.

The long-term price ranged from $56.00 per pound U3O8 at the beginning of 2013, and cycled between $55.00 and $57.00 until September. At the end of September 2013, long-term prices fell to $50.00 per pound where they are currently. Long-term prices are driven more by production costs and future supply-demand forecasts than by customer inventories, but even long-term prices have fallen due to the lack of long term contracting activity by the utilities.

Competition

Uranium production and marketing are international in scope and characterized by a relatively small number of companies operating in only a few countries. The top eight producers accounted for about 82% of the world’s primary mine supply in 2012.

About 80% of the world’s production came from five countries, namely Kazakhstan, Canada, Australia, Niger, and Namibia. Kazakhstan passed Canada in 2009 as the largest producer, a role Canada had held for 17 years.

Marketing Uranium

The uranium market is truly global in scope. The value of the commodity is so high per unit weight that it can literally be shipped anywhere. A shipping drum of U3O8 will have a typical gross weight of about 920 pounds, of which about 850 pounds will be U3O8. At a price of $35.00 per pound, a short ton of U3O8 would have a market value of $70,000. Typical freight costs for an overseas uranium shipment would represent only 1 - 2% of the current spot market value of the product delivered.

Energy Fuels has sold its uranium under a combination of long-term and spot contracts. The long-term contracts have a variety of pricing mechanisms, including fixed prices, base prices adjusted by inflation indices and/or spot price or long-term contract reference prices. Time of delivery during a year under long-term contracts is at the discretion of the customer, so the Company’s delivery obligations may vary markedly from quarter to quarter. Spot sales were priced at or near published industry spot prices.

During the 15 months ended December 31, 2013, approximately 80% of Energy Fuels’ total sales volume was sold under long-term contracts, with the remainder sold in the spot market. The Company currently has three long-term contracts in place. One contract is for 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. This agreement also provides for the purchase of 350,000 lbs. per year after 2015 subject to certain conditions. The second contract is for delivery of 1,100,000 pounds of U3O8 over a period of six years beginning in 2011. The third contract was renegotiated in 2013 and now provides for the delivery of 300,000 pounds of U3O8 per year for 2014 through 2017 inclusive.

Energy Fuels will continue to seek long-term contracts at prices sufficient to support the development of its mineral assets as well as to seek out spot sales opportunities that make financial sense for the Company.

Sales of U3O8 for 2014 are expected to be 800,000 pounds in FY 2014, all pursuant to existing long-term contracts at an average realized price of $58.42 per pound. The Company may consider additional U3O8 sales as market conditions and concentrate supplies warrant.

Vanadium

In the past, Energy Fuels has sold its vanadium both as both V2O5 and as ferrovanadium (“FeV”) through spot sales to industry end-users and trading companies. Vanadium sales by Energy Fuels during FY-2013 were 1.5 million pounds. However, because all of Energy Fuels’ vanadium producing uranium mines are currently on standby due to low uranium prices, there will be no vanadium sales in 2014.

Strategy

For the short-term, given the stagnant low spot price of uranium discussed above, Energy Fuels intends to cut back production quantities to approximately 500,000 pounds of U3O8 for FY-2014 and has secured purchases of uranium.

ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

These sources of uranium along with present finished goods on hand will allow the Company to meet all of its contractual commitments through at least December 31, 2015. During the first half of FY-2014 Energy Fuels will continue to mine at the Pinenut mine. Mining at the Company’s Arizona 1 mine was placed on standby in February 2014, upon depletion of the currently economic uranium resource at that time. During the first half of FY-2014 the Company intends to continue processing alternate feed materials as well as mill and process stockpiled ore from the Pinenut and Arizona 1mines at the White Mesa Mill. The Company then expects to place all mine production and mineral processing at the White Mesa Mill on standby during the second half of FY-2014. The Company will continue to receive alternate feed materials at the White Mesa Mill for future processing.

With respect to its sales strategy in the short-term, as a result of the relatively weak uranium spot price, Energy Fuels will primarily focus on sales pursuant to its term contracts, which require deliveries of 800,000 lbs. during FY-2014, of which 300,000 pounds will be from purchased material. The Company expects its sales to result in average realized prices of $58.42/lb. , which would be well-above the expected spot market price. At current prices, the Company does not expect to produce any product for sale at spot prices, nor does the Company expect to sell any existing product at spot prices. Also, if low prices continue, the Company may not restart mineral processing activities at the White Mesa Mill during 2015. The Company intends to closely monitor U3O8 prices, and may change operating plans under actual or expected market conditions as necessary.

Though prices in the short and medium term are under intense pressure from excess supplies, as reported in the above referenced UxC Uranium Market Outlook for Q1 2014, in the longer term, Energy Fuels believes prices will improve and intends to continue to strengthen its position as a leading uranium company in the United States, through business development activities, including development of existing projects, as market conditions warrant. Energy Fuels will also look to further acquire uranium properties in the United States, if favorable opportunities arise. Environmental and permit compliance and maintenance activities will continue at the White Mesa Mill in order to maintain the facility to be able to restart mineral processing operations as required. Energy Fuels currently intends to maintain several mines on standby and continue to permit other new projects, thereby positioning the Company to increase production as market conditions warrant.

The Company utilizes various industry forecasts to assist in its business planning, evaluation of existing and future mining projects, and assessment of its valuation of long-lived assets. In March 2014 UxC published its “Uranium Market Outlook – Q1 2014”. In this report UxC reduced its annual price projections for the period from 2014 to 2025 compared with their Q4 2013 report (published in December 2013). The Company is currently evaluating the revised forecast, along with other industry forecasts, to determine the Company’s expectation of future uranium prices. In the event the Company concludes that a significant deterioration in expected future uranium prices has occurred, the Company will assess whether an impairment allowance is necessary which, if required, could be material, and may adjust its operations.

ACQUISITION OF STRATHMORE MINERALS CORP.

On August 30, 2013, Energy Fuels completed the acquisition of Strathmore Minerals Corp. (“Strathmore”). Energy Fuels acquired, all of the outstanding common shares of Strathmore in exchange for 0.0294 common shares of Energy Fuels for each whole common share of Strathmore. A total of 3,728,419 Energy Fuels common shares were issued in the exchange for all the common shares of Strathmore.

The projects acquired by Energy Fuels in its acquisition of Strathmore, include uranium projects located primarily in Wyoming and New Mexico. The Company believes that significant synergies could be achieved by combining Strathmore’s projects with Energy Fuels’ projects. In Wyoming, Strathmore holds the Gas Hills and Juniper Ridge uranium projects. Energy Fuels is evaluating the co-development of those projects with the Company’s nearby Sheep Mountain Project, including the potential to utilize common infrastructure and processing facilities. Combined, these three projects have 19.3 million tons of Measured and Indicated Mineral Resources with an average grade of 0.11%, containing 40.9 million lbs. of U3O8. The three projects contain a significant amount of additional Inferred Mineral Resources.

In New Mexico, Energy Fuels acquired a 60% interest in the Roca Honda Project. In total, according to a Technical Report (including a Preliminary Economic Analysis) prepared in accordance with NI 43-101, the Roca Honda Project contains 2.08 million tons of Measured & Indicated Mineral Resources with an average grade of 0.40%, containing 16.8 million lbs. of U3O8. In addition, the project contains an additional 1.4 million tons of Inferred Mineral Resources with an average grade of 0.41% containing 11.9 million lbs. of U3O8. The technical report for Roca Honda can be found in Canada at www.sedar.com and in the United States at www.sec.gov/edgar.shtml, and on Energy Fuels website at www.energyfuels.com. Energy Fuels believes significant synergies exist in acquiring the Roca Honda Project, including the potential to truck some or all of the project’s mineral resources to the Company’s White Mesa Mill for processing. This would avoid the need to permit and build a new mill in New Mexico.

ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

SELECTED ANNUAL FINANCIAL INFORMATION

The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the following fiscal years. Note, due to the change in year end for the Company, the following information includes the 12 month period for the years ended September 30, 2012 and 2011 and the 15-month period ended December 31, 2013.

	15 months ended	12 months ended	12 months ended
$000, except per share data	December 31, 2013	September 30, 2012	September 30, 2011
Results of Operations:
Total revenues	$73,248	$25,028	$-
Net income (loss)	(87,325)	1,534	(3,567)
Basic and diluted earnings (loss) per share	(5.61)	0.26	(2.00)

	As at December 31,	As at September 30,	As at September 30,
$000's	2013	2012	2011
Financial Position:
Working capital	$33,480	$41,934	$6,788
Property, plant and equipment	100,969	119,524	33,292
Total assets	176,133	223,844	43,493
Total long-term liabilities	31,579	37,921	452

OVERVIEW

Prior to June 2012, Energy Fuels was primarily a uranium and vanadium exploration and mine development company with no revenue or operating mines. In June 2012 Energy Fuels acquired the US-based uranium and vanadium operating mines, an operating mill and various non-operating mines and development prospects of Denison Mines Corp. and became a production company. The operations of Energy Fuels including support staff and expenditures increased dramatically upon completion of the acquisition. Accordingly, the year ended September 30, 2012 has three months of producing operations and the financial period ended December 31, 2013, due to the change in year-end, has 15 months of producing operations.

As further discussed above, beginning in July 2012 market prices for uranium began a gradual but steady decline from a spot price of $50.75 at June 30, 2012 to a current spot price of approximately $35.00. In response to the decline in market prices, Energy Fuels has cut back its operations by placing various mines on stand-by, reducing the throughput in the White Mesa Mill and curtailing or reducing certain development activities. The substantially reduced and variable levels of production make period-to-period changes not comparable. Also, these actual results cannot be projected into the future with any degree of accuracy. Additionally, the Company entered into contracts to purchase 300,000 pounds of uranium to deliver product required by one of its contracts in FY-2014.

RESULTS OF OPERATIONS – FY-2013 compared with FY-2012

General

For the 15 months ended December 31, 2013, the Company recorded a net loss of $87.33 million or $5.61 per share, which included an impairment loss of $62.20 million compared to net income of $1.53 million or $0.26 per share for the twelve months ended2012, which included a $40.63 million gain on the bargain purchase associated with the June 2012 acquisition of Denison Mines Corp.’s (“Denison’s”) mining assets and operations located in the United States (the “Denison US Mining Division”), partially offset by a $24.02 million impairment related to property, plant and equipment.

ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Revenues

Revenues for the 15 months ended December 31, 2013 totaled $73.25 million (September 30, 2012 – $25.03 million), of which $63.73 were sales of uranium concentrates which included the sale of 956,668 pounds of U3O8 pursuant to term contracts at an average price of $56.47 per pound, the sale of 40,000 pounds of U3O8 on the spot market at an average price of $41.50, and the sale of 200,000 pounds of U3O8 to an existing term contract customer at an average price of $40.25 per pound. The Company’s revenues for uranium are largely based on delivery schedules for long-term contracts which can vary from quarter to quarter. The 200,000 pound sale of U3O8 to an existing term contract customer was completed at a premium to the spot market price at the time, in consideration of the Company providing a discount to the customer on portions of its long-term contract deliveries in the years 2015 through 2017.

Revenues for the 15 months ended December 31, 2013 also included the sale of $9.20 million of vanadium in the form of V2O5 and ferro vanadium and $0.32 million from other services.

Operating Expenses

Milling and Mining Expenses

For the 15 months ended December 31, 2013, uranium production totaled 1,235,000 pounds of U3O8, including 370,000 pounds from alternate feed materials, and vanadium production totaled 1,537,000 pounds of V2O5 of which some of the production was converted to ferro vanadium by third party convertors.

Cost of goods sold for the 15 months ended December 31, 2013 totaled $67.78 million, which consisted of $56.80 million of mining and milling production costs, $7.71 million of depreciation and amortization and impairment of inventories of $3.27 million.

Mineral Property Exploration, Evaluation and Development

Energy Fuels is also engaged in uranium exploration and development on its properties in the U.S. Exploration, evaluation, permitting and development expenditures totaled $21.39 million for the 15 months ended December 31, 2013, compared with $7.08 million for the twelve months ended September 30, 2012. The majority of the development expenditures for the 15 months ended December 31, 2013 were for development activities at the Canyon and Pinenut mines in Arizona, and the evaluation and permitting expenditures were primarily for the Sheep Mountain project in Wyoming.

Selling, General and Administrative

Selling, general and administrative expenses totaled $24.90 million for the 15 months ended December 31, 2013, compared to $11.44 million for the 12 months ended September 30, 2012. The increases in selling, general and administrative expenses were primarily due to the June 29, 2012 acquisition of the Denison US Mining Division, recognition of termination costs of certain Strathmore employees, and the additional costs related to the uranium sales contract amortization expense. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services, stock option expense and other overhead expenditures. Selling expenses for the 15 months ended December 31, 2013 totaled $1.25 million. Amortization of the intangible asset recorded for the U3O8 sales contract values in excess of spot price at the June 29, 2012 acquisition date of the Denison US Mining Division totaled $6.14 million of which $0.82 million related to the 200,000 pound sale of U3O8 to an existing term contract customer. This sale was completed at a premium to the spot market price at the time, in consideration of the Company providing a discount on portions of its future long-term contract deliveries to the customer in the years 2015 through 2017.

Care and Maintenance Expenses

The Company’s Beaver, Pandora and Daneros mines were placed on care and maintenance in the first quarter of FY-2013 as a result of current market conditions and because the Company is able to fulfill its short-term contractual uranium delivery requirements utilizing its existing uranium concentrate inventories, and production from its existing stockpiles of ore, producing mines in Arizona and alternate feed materials. Also, in November 2013 the Company placed shaft sinking operations on its Canyon mine on standby. Costs related to the care and maintenance of these and other standby mines, totaled $5.40 million for the 15 months ended December 31, 2013.

ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Other Income and Expenses

Net finance income totaled $0.96 million for the 15 months ended December 31 and consists of a change in the mark-to-market values of the Debentures totaling $2.74 million, interest income of $0.65 million and a gain on foreign exchange of $0.50 million, partially offset by interest expense incurred on the Debentures of $1.97 million, accretion expense related to the decommissioning liability of $0.42 million, and change in value of marketable securities of $0.54 million.

Net finance expense totaled $1.87 million for the twelve months ended September 30, 2012 and consists of interest expense incurred on the Debentures of $0.46 million, accretion expense related to the decommissioning liability of $0.11 million, a change in the mark-to-market values of marketable securities of $1.79 million and a loss on foreign exchange of $0.29 million, partially offset by interest income of $0.18 million, and a change in value of the Debentures of $0.60 million, respectively.

Impairment of property, plant and equipment

During the 15 months ended December 31, 2013, as a result of the drop in the U3O8 spot price from July 1, 2013 through September 30, 2013 and a 10% drop in the long-term price in September 2013, as well as the Company’s expectation to place the Pinenut mine on stand-by in July 2014, the Company tested its plant, property and equipment for impairment. The Company estimated the fair value of its mill and mines using discounted cash-flow analysis that utilized forecasts of estimated U3O8 prices and determined that the Fair Value Less Costs of Disposal to sell the mill, mineral properties and other property, plant and equipment, except those acquired from Strathmore and the Company’s Sheep Mountain project in Wyoming, were in-excess of their aggregate carrying values. Accordingly, the Company recognized an impairment loss of $60.26 million in the period ended September 30, 2013.

The recoverable amount in the impairment analysis was based on the Fair Value Less Cost of Disposal using discounted cash flow projections. Key assumptions used in the calculation of recoverable amounts include discount rates, uranium prices, future timing of production volume including the date when a mineral property can be brought into production and the expected cost to produce uranium and future operating costs.

The Company’s estimate of future uranium sales prices were based on the uranium prices prepared by industry analysts. For the purpose of the impairment analysis, management estimated a uranium price of $ 38.00/lb. for the period up to December 31, 2014; a price range of $42.00/lb. to $55.00/lb. for the period 2015 to 2018 and $62.00/lb. to $75.00/lb. for the period 2019 to 2024. The Company used a pre-tax discount rate of 12.5% based on the Company’s estimated weighted-average cost of capital for discounting the cash flow projections.

Impairment charges recognized against property, plant and equipment may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amounts at the White Mesa Mill which indicate that a previously recognized impairment loss may no longer exist or may have decreased.

ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

SUMMARY OF QUARTERLY RESULTS

Results for the nine most recent quarters ending with the quarter ended December 31, 2013 are:

	Dec 30	Sept 30	June 30	Mar 31 *	Dec 31 *
	2013	2013	2013	2013	2012
$000, except per share data	$	$	$	$	$
Total revenues	776	24,504	4,954	34,087	8,927
Net Income (loss)	(3,375)	(70,472)	(5,532)	(5,903)	(2,043)
Basic & diluted net income (loss) per share	(0.18)	(4.30)	(1.27)	(0.42)	(0.15)

	Sept 30 *	June 30 *	Mar 31	Dec 31
	2012	2012	2012	2011
$000, except per share data	$	$	$	$
Total revenues	25,028	-	-	-
Net Income (loss)	(19,160)	23,697	(2,414)	(589)
Basic & diluted net income (loss) per share	(1.41)	5.42	(0.87)	(0.24)

*	Adjusted as a result of the finalization of the purchase allocation of Denison Mines Holdings Corp. (“DMHC”) in June 2013.

USE OF PROCEEDS FROM PUBLIC OFFERING

The following table outlines the proposed use of funds for direct project categories (excluding general working capital) from the net proceeds received from the October 15, 2013 public offering as compared to the actual expenses incurred to December 31, 2013.

	Estimated	Actual Costs Incurred
Use of Financing Net Proceeds (000's)	Allocation of Net	to December 31,
(excluding General Working Capital)	Proceeds	2013

Continued exploration and development of the Company's Roca Honda, Sheep Mountain, Gas Hills, Juniper Ridge and Canyon Mine mineral properties	$2,500	$1,254
Identification and evaluation of future potential mineral property acquisitions	750	-
	$3,250	$1,254

LIQUIDITY AND CAPITAL RESOURCES

The Company has historically financed its operations from inception primarily through the issuance of equity securities as it had no sources of cash flow from operations prior to the acquisition of Denison. As discussed in Note 5 to the financial statements, the Company acquired mineral properties and the mining and milling operating assets and liabilities of the US Mining Division of Denison Mines Corp. on June 29, 2012. For purposes of financing immediate working capital requirements, sustaining capital expenditures for current mine and mill operations and longer term capital development projects, the Company completed the following two financings during FY-2013.

On June 13, 2013, Energy Fuels completed a Cdn$6.6 million bought deal private placement of units of the Company “Units”) pursuant to an underwriting agreement with Dundee Securities Ltd., Haywood Securities Inc., and Cantor Fitzgerald Canada Corporation. The Company issued a total of 947,616 Units at a price of Cdn$7.00 per Unit for aggregate gross proceeds of $6.52 million. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant entitling the holder thereof to acquire one common share of the Company at a price of Cdn$9.50 at any time until June 15, 2015.

On October 16, 2013, Energy Fuels completed a bought deal offering of 625,000 common shares of the Company at a price of Cdn$8.00 per common share for aggregate gross proceeds of $4.83 million. The transaction was conducted by way of a short form prospectus dated October 9, 2013 through a syndicate of underwriters led by Dundee Securities Ltd., Cantor Fitzgerald Canada Corporation and Haywood Securities Ltd.

ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

With the net proceeds of these equity financings and with the ongoing focus on cost management, the Company believes it has sufficient cash resources to carry out its business plan beyond fiscal year 2014 and therefore the company believes that it will continue as a going concern for the foreseeable future.

Cash and Financial Condition

Cash and cash equivalents were $6.63 million at December 31, 2013 compared to $13.66 million at September 30, 2012.The decrease of $7.03 million was due primarily to cash used in investing activities of $15.20 million partially offset by cash provided by financing activities of $7.86 million, plus cash provided in operations of $0.45 million and loss on foreign exchange on cash held of $0.46 million.

Net cash used in investing activities was $14.88 million, which consisted of expenditures for property, plant and equipment of $6.50 million and exploration, evaluation, permitting and development activities of $14.62 million, partially offset by a decrease in restricted cash of $4.00 million related to refunds and returns of restricted cash related to certain bonds posted by the Company for mine reclamation obligations.

Net cash from financing activities totaled $7.86 million consisting primarily of $10.24 million from the issue of common shares, less $0.61 million repayment of borrowings and $1.79 million related to payments of interest on the Debentures.

Net cash provided by operating activities of $0.45 million is comprised of the net loss of $87.33 million for the period adjusted for non-cash items and for changes in working capital items. Significant items not involving cash were a $60.26 million impairment of property, plant and equipment, a $1.94 million impairment of Virginia Energy, a $3.27 million impairment of inventories and a $16.39 million in depreciation, depletion and amortization.

Net cash used in operating activities of $14.25 million during the year ended September 30, 2012 is comprised of the net income for the year adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the year include an increase of $5.99 million in trade and other receivables, an increase of $0.74 million prepaid expenses and other assets and a decrease of $15.2 million in inventories.

Net cash used in investing activities was $5.68 million, which consisted of expenditures for property, plant and equipment of $3.53 million and exploration and evaluation activities of $3.55 million, offset by a decrease in restricted cash of $1.01 million.

Net cash from financing activities totaled $26.44 million consisting primarily of $7.14 million from the issue of common shares, $21.55 million from the issue of convertible notes, less $2.25 million net repayment of debt obligations.

In total, these sources and uses of cash resulted in a net cash inflow after the effect of foreign exchange of $6.70 million during the year.

Contractual Obligations

The Company enters into commitments with federal and state agencies and private individuals to lease mineral rights. These leases are renewable annually and are expected to total $1.3 million for the year ended December 31, 2014.

ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

The Company is committed to payments under various operating leases and purchase agreements. Additionally, the Company is obligated to complete certain mill and mine reclamation during operations and upon completion of mining or milling operations at each site. The future minimum payments are as follows:

	2014	2015	2016	2017	2018	Thereafter	Total
As at December 31,	$	$	$	$	$	$	$
Rent	297	304	311	291	-	-	1,203
Office expenses	40	31	15	-	-	-	86
Consumable materials contracts	4,125	-	-	-	-	-	4,125
Reclamation expenditures	1,876	761	-	-	-	25,326	27,963
	6,338	1,096	326	291	-	25,326	33,377

The Company will continue to prudently evaluate its contractual obligations with respect to mineral properties as well as other associated commitments with an eye towards deferring those expenses which do not meet certain criteria. In addition, since the majority of the exploration commitments are optional, the Company could choose to mitigate or eliminate the obligation by opting out of the lease or claim.

Contingencies

Legal matters

One of the Company’s subsidiaries, Energy Fuels Resources (USA) Inc. (“EFRI”), entered into a unit price construction contract with KGL Associates, Inc. (“KGL”) in 2009 relating to the construction of tailings cell 4B at the Company’s White Mesa Mill. EFRI’s and KGL’s performance of their respective obligations under this contract was under dispute in an action commenced in January 2011 in the Seventh Judicial District Court, San Juan County, Utah. In the dispute: (a) EFRI sought approximately $3.25 million in damages from KGL, including project completion costs as well as indemnity and reimbursement from KGL for monies paid by EFRI to KGL subcontractors or suppliers unpaid when KGL abandoned the project; (b) KGL sought payment of approximately $1.65 million for alleged project labor and/or equipment inefficiencies allegedly caused by EFRI or its engineer and to enforce its lien against the Mill property; and (c) both parties sought pre-judgment interest, attorney fees and costs. The parties agreed to resolve this matter in binding arbitration. Under the Arrangement Agreement dated May 23, 2012 between the Company and Denison Mines Corp., which was entered into in connection with the acquisition by the Company of the Denison US Mining Division in June 2012, Denison agreed to fully indemnify the Company in connection with this litigation and will receive any proceeds from arbitration. On February 28, 2014 the arbitrator found in favor of Denison and awarded damages, interest, attorneys’ fees and costs to Denison in excess of $4.8 million in favor of Denison. On March 21, 2014 KGL filed a motion with the district court to vacate the award. Denison’s counsel is preparing Denison’s response to that motion.

On April 25, 2013, the Colorado Department of Public Health and Environment (“CDPHE”) re-issued the radioactive materials license (the “License”) to the Company for the proposed Piñon Ridge Mill. On May 24, 2013, Sheep Mountain Alliance (“SMA”) and Rocky Mountain Wild (“RMW”), two non-government organizations, filed a suit in Denver District Court challenging the re-issuance of the License. On July 5, 2013, the Company and CDPHE filed motions to dismiss a majority of the claims of SMA and RMW. In September 2013, the court denied both motions to dismiss. In March, 2014, the Plaintiffs designated the record for the judicial appellate review in Denver District Court. Now that the record has been designated, a briefing schedule will be agreed to by the parties, and unless additional motions are filed, briefing will commence fairly promptly, with the Plaintiffs filing the opening briefs. If the appeal is successful, the likely outcome would be remand of the License back to CDPHE for reconsideration consistent with the court’s ruling, with the possibility of further public input and/or procedural steps to be taken, or possible withdrawal of the License.

On November 26, 2012, the Company was served with a Plaintiff’s Original Petition and Jury Demand in the District Court of Harris County, Texas, claiming an unspecified amount of damages from the disease and injuries resulting from mesothelioma from exposure to asbestos, which the Plaintiff claims was contributed to by being exposed to asbestos products and dust from asbestos products while working at the White Mesa Mill. The Plaintiff has also named a number of manufacturers of asbestos and asbestos-related products in the law suit. The Company does not consider this claim to have any merit, and therefore does not believe it will materially affect the Company’s financial position, results of operations or cash flows. Plaintiff has produced a medical expert report, work history, and answers to discovery. On January 28, 2013, the Company filed a Special Appearance to Challenge Personal Jurisdiction, Motion to Transfer Venue, Motion to Dismiss for Forum Non Conveniens and Original Answer Subject Thereto.

ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

On January 11, 2013, the Ute Mountain Ute tribe filed a Petition to Intervene and Request for Agency Action challenging the Corrective Action Plan approved by the State of Utah Department of Environmental Quality (“UDEQ”) relating to nitrate contamination located in the shallow aquifer at the Company’s White Mesa Mill site. This challenge is currently being evaluated by UDEQ and the Company, and may involve the appointment by UDEQ of an Administrative Law Judge to hear this matter under Utah administrative procedures. If appointed, the Administrative Law Judge will set a schedule for further proceedings which will involve a hearing to resolve the challenge. After the hearing, the judge will issue a recommended decision to the final agency decision maker, the Director of UDEQ. An appeal can be taken from the Director's decision to Utah's appellate courts. The Company does not consider this action to have any merit. If the petition is successful, the likely outcome would be a requirement for the Company and UDEQ to modify or replace the existing Corrective Action Plan. At this time, the Company does not believe that any such modification or replacement would materially affect the Company’s financial position, results of operations or cash flows. However, the scope and costs of remediation under a revised or replacement Corrective Action Plan have not yet been determined and could be significant.

On March 7, 2013, the Center for Biological Diversity, the Grand Canyon Trust, the Sierra Club and the Havasupai Tribe (the “Plaintiffs”) filed a complaint in the U.S. District Court for the District of Arizona (the “District Court”) against the Forest Supervisor for the Kaibab National Forest and the U.S. Forest Service (“USFS”, collectively, the “Defendants”) seeking an order declaring that the USFS failed to comply with environmental, mining, public land, and historic preservation laws in relation to the Company’s Canyon mine, and setting aside and vacating any approvals and authorizations regarding exploration and mining operations at the Canyon mine. In addition, the Plaintiffs sought injunctive relief directing operations to cease at the mine and enjoining the USFS from authorizing or allowing any further exploration or mining-related activities at the Canyon mine until the USFS fully complies with all applicable laws. In April 2013, the Plaintiffs filed a Motion for Preliminary Injunction to enjoin the Defendants from allowing construction and/or mining activities to occur at the Canyon mine and suspending all USFS approvals. This motion was denied by the District Court on September 9, 2013. In October 2013 Plaintiffs appealed the District Court’s Order to the 9thCircuit Court of Appeals (the “Court of Appeals”), and filed two Emergency Motions for an Injunction Pending Appeal. In November 2013, the Company decided to place shaft sinking operations on standby at the Canyon Mine, due to market conditions, and to simplify and lessen the expense of the litigation at the mine. At the same time, the Company entered into a stipulation agreement with Plaintiffs under which the Company agreed to keep shaft sinking operations on standby until the earlier of the date the District Court issues a final appealable order on the merits of Plaintiffs’ claims, or December 31, 2014. In return, Plaintiffs agreed to stay their appeal of the District Court’s denial of their Motion for Preliminary Injunction in the Court of Appeals, and the emergency motions related thereto. As a result of this stipulation agreement, the Court of Appeals stayed Plaintiffs’ appeal and emergency motions. Proceedings on the merits of the case are ongoing. If the Plaintiffs are successful on the merits, the Company may be required to maintain activities at the mine on standby for longer than otherwise planned, pending resolution of the matter. Such a required prolonged stoppage of mine development and mining activities could have a significant impact on the Company.

On August 19, 2011, the Company’s subsidiary, Roca Honda Resources, LLC (“Roca Honda”), filed an application for a permit to dewater certain aquifers underlying Roca Honda’s proposed uranium mine site. The Pueblo of Acoma protested the permit application, and the proceeding was assigned to an Office of the State Engineer Hearing Officer. The matter was set for hearing on the merits commencing on November 12, 2013. On December 10, 2010, the Hearing Officer issued a Report and Recommendation which recommended approval of the application. The State Engineer adopted the Report and Recommendation of the Hearing Examiner on December 10, 2013. On January 13, 2014 Acoma Pueblo challenged the State Engineer’s granting of the permit by (1) filing a notice of appeal and (2) separately filing a Complaint. The notice of appeal and Complaint were both filed in the Eleventh Judicial District Court of McKinley County. The Company does not believe the appeal and Complaint have merit and intends to defend against those actions. On March 14, 2014, the Company filed a Motion to Dismiss the Complaint, on the basis that the appeal is the exclusive remedy and that the Complaint is therefore not authorized under law, is duplicative, wasteful and should be dismissed. If the appeal is successful, the likely outcome would be remand of the permit back to the State Engineer for reconsideration or possible withdrawal of the permit. At this time, the Company does not believe that any such outcome would materially affect the Company’s financial position, results of operations or cash flows.

ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

The Company received a letter entitled “Notice of Intent to Sue Energy Fuels for Violations of the Clean Air Act at the White Mesa Uranium Mill” dated January 29, 2014. In the notice letter, the Grand Canyon Trust threatens to file a Clean Air Act citizen suit in federal district court for alleged violations of the National Emissions Standards for Hazardous Pollutants (“NESHAPs”) Subpart W, which applies to uranium mills. The notice alleges that radon from Cell 2 at the mill exceeds the 20 pCi/m2 standard; that the mill is in violation of the limitation to two operating tailings impoundments; and that two tailings impoundments exceed a 40 acre size limitation. No suit has been filed at this time, and can only be filed after 60 days have elapsed from service of the notice letter. In the notice letter, the Grand Canyon Trust stated that it intends to ask the district court to impose injunctive relief, civil penalties of up to $37,500 per day per violation, its costs of litigation including attorneys’ fees, and other relief. The Company does not believe the claims threatened in the notice letter have merit, and intends to defend any lawsuit filed pursuant to the notice. The Company believes the issues raised by this environmental group are either inaccurate or are being addressed through the proper regulatory channels. Both Energy Fuels and the regulatory authorities are well aware of these matters, and because they are being addressed, no violations have been issued.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

DIVIDENDS

The Company has not paid dividends in the past and it does not expect to pay dividends in the near future. If the Company generates earnings in the future, it expects that they will be retained to finance further growth. The directors of the Company will determine if and when dividends will be declared and paid in the future based on the Company’s financial position at the relevant time.

OUTSTANDING SHARE DATA

At March 26, 2014, there were 19,683,472 common shares issued and outstanding, 1,079,069 warrants issued and outstanding to purchase a total of 1,079,069 common shares, and 1,082,912 stock options outstanding to purchase a total of 1,082,912 common shares for a total of 21,845,453 common shares on a fully-diluted basis. In addition, at December 31, 2013, there were 22,000 Debentures outstanding, convertible into a total of 1,466,667common shares.

CONTROLS AND PROCEDURES

In compliance with the requirements of National Instrument 52-109, our Certifying Officers have reviewed and certified the Consolidated Financial Statements for the 15 months ended December 31, 2013, together with other financial information included in our securities filings. Our Certifying Officers have also certified that disclosure controls and procedures (“DC&P”) have been designed to provide reasonable assurance that material information relating to our company is made known within our company. Further, our Certifying Officers have certified that internal controls over financial reporting (“ICFR”) have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements. Based on the evaluation of the design and operating effectiveness of our company's DC&P and ICFR, our Certifying Officers concluded that our company's DC&P and ICFR were effective as at December 31, 2013.

During the 15 months ended December 31, 2013, there were no changes in the Company’s internal control over financial reporting that materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE POLICIES

The disclosure required pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices has been made by the Company in its Management Information Circular dated March 26, 2014, which was made available to shareholders and filed on SEDAR and EDGAR for internet access for public viewing.

Critical accounting estimates and judgments

The preparation of these consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments that affect the amounts reported. It also requires management to exercise judgment in applying the Company’s accounting policies. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgments made that affect these financial statements, actual results may be materially different.

ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Significant estimates made by management:

a.	Reserves and resources

Proven and probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable reserves and measured, indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the proven and probable reserves or measured, indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

b.	Depreciation, depletion and amortization of property, plant and equipment

Property, plant and equipment comprise a large component of the Company’s assets and, as such, the depreciation and amortization of those assets have a significant effect on the Company’s financial statements. Depreciation and amortization of property, plant and equipment used in production is calculated on a straight line basis or a unit-of-production basis as appropriate.

Plant and equipment assets depreciated using a straight-line basis results in the allocation of production costs evenly over the assets useful life defined as a period of time. Plant and equipment assets depreciated on a units-of-production basis results in the allocation of production costs based on current period production in proportion to total anticipated production from the facility.

Mineral property assets are amortized using a unit-of-production basis that allocates the cost of the asset to production cost based on the current period’s mined ore as a proportion of the total estimated resources in the related ore body. The process of making these estimates requires significant judgment in evaluating and assessing available geological, geophysical, engineering and economic data, projected rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are, by their very nature, subject to interpretation and uncertainty.

Changes in these estimates may materially impact the carrying value of the Company’s property, plant and equipment and the recorded amount of amortization, depletion and depreciation.

c.	Valuation of long-lived assets

The Company undertakes a review of the carrying values of property, plant and equipment and intangibles whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and discounted net cash flows. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, the management of the Company is required to make significant estimates of, amongst other things, future production and sale volumes, forecast commodity prices, future operating and capital costs and reclamation costs to the end of the mine or mill’s life. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of plant, property and equipment and intangibles.

d.	Business combinations

Management uses judgment in applying the acquisition method of accounting for business combinations and in determining fair values of the identifiable assets and liabilities acquired. The value placed on the acquired assets and liabilities, including identifiable intangible assets, will have an effect on the amount of goodwill or bargain purchase gain that the Company may record on an acquisition. Changes in economic conditions, commodity prices and other factors between the date that an acquisition is announced and when it finally is consummated can have a material difference on the allocation used to record a preliminary purchase price allocation versus the final purchase price allocation which can take up to one year after acquisition to complete.

ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

e.	Decommissioning liabilities

Decommissioning liabilities are recorded as a liability when the asset is initially constructed. The Company has accrued its best estimate of its share of the cost to decommission its mining and milling properties in accordance with existing laws, contracts and other policies. The estimate of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

f.	Determination of significant influence

Management determines its ability to exercise significant influence over an investment in shares of other companies by looking at its percentage interest and other qualitative factors including but not limited to its voting rights, representation on the board of directors, participation in policy-making processes material transactions between the Company and the associate, interchange of managerial personnel, provision of essential technical information and operating involvement.

g.	Determination whether an acquisition represents a business combination or asset purchase

Management determines whether an acquisition represent a business combination or asset purchase by considering the stage of exploration and development of an acquired operation. Consideration is given to whether the acquired properties include mineral reserves or mineral resources, in addition to the permitting required and results of economic assessments.

Future Accounting Changes

IFRS 9 Financial Instruments

This standard replaces IAS 39, Financial Instruments: Recognition and Measurement, in phases. IFRS 9 (2009) reflects the IASB's first phase of the project relating to the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they were held and the characteristics of their contractual cash flows. IFRS 9 (2010) provides guidance on the classification and measurement of financial liabilities and the requirements of IAS 39 for the de-recognition of financial assets and liabilities. IFRS 9 (2013) introduces a new general hedge accounting model which provides guidance on the eligibility of hedging instruments and hedged items, accounting for the time value component of options, qualifying criteria for applying hedge accounting, modification and discontinuation of hedging relationships, and required disclosures. In subsequent phases, the IASB plans to make limited amendments to the classification and measurement requirements of IFRS 9 and to add new requirements to address macro hedge accounting and impairment of financial assets. The IASB tentatively decided to require an entity to apply IFRS 9 for annual periods beginning on or after January 1, 2018. We do not intend to adopt this standard early due to possible further changes in the standard before it becomes final.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement (“IFRS 13”), which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 13 defines fair value, sets out in a single standard a framework for measuring fair value, requires disclosures about fair value measurements, and applies when other IFRSs require or permit fair value measurements. IFRS 13 does not introduce requirements to measure assets or liabilities at fair value, nor does it eliminate practicable exception to fair value measurement that currently exist in certain standards. The Company has not yet assessed the impact of the Standard on the consolidated financial statements.

ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Amendments to IAS 32, Financial Instruments: Presentation

Clarifies that an entity currently has a legally enforceable right to off-set financial assets and liabilities if that right is: not contingent on a future event; and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. The effective date for the amendments to IAS 32 is annual periods beginning on or after January 1, 2014. The amendments to IAS 32 are to be applied retrospectively. The Company intends to adopt the amendments to IAS 32 in its financial statements for the annual period beginning January 1, 2014. The Company does not expect the amendments to IAS 32 to have a material impact on the financial statements.

"IFRIC Interpretation 21, Levies:

This interpretation of IAS 37, Provisions, Contingent Liabilities, and Contingent Assets, is effective January 1, 2014 and clarifies that a liability for a levy should be recognized when the activity that triggers payment, as identified by the relevant legislation, occurs. We are currently evaluating the impact of adopting this interpretation on our consolidated financial statements."

ENVIRONMENTAL RESPONSIBILITY

Energy Fuels periodically reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. Further, the Company formally reviews the White Mesa Mill’s reclamation estimate annually with applicable regulatory authorities. The undiscounted mill and mine reclamation estimates at December 31, 2013 are $26.78 million, which are expected to be sufficient to cover the projected future costs for reclamation of the White Mesa Mill and mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company’s financial statements.

The Company has posted cash bonds and surety bonds supported by collateralized trust funds as security for these liabilities. At December 31, 2013, the amount of these restricted cash and investments collateralizing the Company’s reclamation obligations was $25.48 million. As a result of a change in bonding companies, in January 2014 the restricted cash and investments collateralizing the Company’s reclamation obligations was reduced to $16.41 million.

Prior to Energy Fuels acquisition of the US Mining Division, chloroform contamination was detected at the White Mesa mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the mill facility, and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the mill’s tailings cells. In April 2003, Denison commenced an interim remedial program of pumping the chloroform contaminated water from the groundwater to the mill’s tailings cells. This will enable Energy Fuels to begin cleanup of the contaminated areas and to take a further step towards resolution of this outstanding issue. Pumping from the wells continued in 2013. Energy Fuels is continuing to work with the State of Utah to develop a long-term Corrective Action Plan. A draft of the Corrective Action Plan is currently being reviewed by the State. While the investigations to date indicate that this chloroform contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.

Elevated concentrations of nitrate and chloride were observed in some monitoring wells at the White Mesa Mill site in2008 a number of which are upgradient of the mill’s tailings cells. Pursuant to a Stipulated Consent Agreement with UDEQ, Denison retained INTERA, Inc., an independent professional engineering firm, to investigate these elevated concentrations and to prepare a Contamination Investigation Report for submittal to UDEQ. The investigation was completed in 2009, and the Contamination Investigation Report was submitted to UDEQ in January 2010. INTERA concluded in the Report that: (1) the nitrate and chloride are co-extensive and appear to originally come from the same source; and (2) the source is upgradient of the mill property and is not the result of Mill activities. UDEQ reviewed the Report, and concluded that further investigations were required before it could determine the source of the contamination and the responsibility for cleanup. Such investigations were performed in 2010 and 2011, but were considered to be inconclusive by UDEQ. As a result, after the investigations, it has been determined that there are site conditions that make it difficult to ascertain the source(s) of contamination at the site, and that it has therefore not been possible to date to determine the source(s), causes(s), attribution, magnitudes of contribution, and proportion(s) of the local nitrate and chloride in groundwater. For those reasons, UDEQ has decided that it cannot eliminate mill activities as a potential cause, either in full or in part, of the contamination. The Company and UDEQ have therefore agreed that resources are better spent in developing a Corrective Action Plan, rather than continuing with further investigations as to the source(s) and attribution of the groundwater contamination. Pursuant to a revised Stipulated Consent Agreement, Denison submitted to UDEQ in November 2011 a draft Corrective Action Plan for remediation of the contamination, which involves a program of pumping the nitrate contaminated groundwater to the mill’s tailings cells, similar to the chloroform remedial program. UDEQ approved the Corrective Action Plan on December 12, 2012.In accordance with the Plan, in 2013 the Company commenced pumping nitrate/chloride contaminated water from four monitoring wells for discharge into the Mill’s process or tailings cells and has completed certain characterization activities. Although the contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.

ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

During 2011 and 2012, the White Mesa Mill reported consecutive exceedances of groundwater compliance limits (“GWCLs”) under the White Mesa Mill’s Groundwater Discharge Permit (“GWDP”) for several constituents in several wells, and there are decreasing trends in pH in a number of wells across the site that have caused the pH in a number of compliance monitoring wells to have dropped below their GWCLs. These exceedances and pH trends include wells that are up-gradient of the Mill facilities, far down-gradient of the Mill site and at the site itself. These consecutive exceedances of GWCLs have resulted in violations of the GWDP. A Source Assessment Report was submitted in 2013 addressing each exceedance and the decreasing trends in pH at the site. UDEQ has accepted the Source Assessment Report, and has concluded that such exceedances and decreasing trends in pH are due to natural background influences at the site. UDEQ has agreed to revise the GWCLs to account for these background influences, which would put those constituents, including pH at the site, back into compliance.

The White Mesa Mill monitors radon flux from tailings Cells 2 and 3 to comply with the NESHAPs requirements of the Clean Air Act. The radon flux from Cell 2 exceeded the regulatory threshold beginning with the June 2012 sampling event and continued to climb during subsequent sampling events, which is believed to be due to the aggressive dewatering of the slimes drain solution level in Cell 2 to comply with the Mill’s GWDP. Consistent with the regulations, the Company initiated monthly monitoring of Cell 2 radon flux in April 2013. In order to address the Cell 2 radon exceedances, in 2013 the Company commenced placement of additional cover materials over areas showing high radon emissions, to mitigate the radon flux from Cell 2. Current monthly monitoring indicates that the radon flux from Cell 2 has dropped below the compliance threshold and is now in compliance.

RESEARCH AND DEVELOPMENT

The Company does not have a formal research and development program. Process development efforts expended in connection with processing alternate feed materials are included as a cost of processing. Process development efforts expended in the evaluation of potential alternate feed materials that are not ultimately processed at the mill are included in mill overhead costs. The Company does not rely on patents or technological licenses in any significant way in the conduct of its business.

MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to maintain the Company’s production capabilities, pursue the permitting, development and exploration of its mineral properties, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company depends on current production and sales as well as external financing to fund its activities. In the past, the Company depended entirely on external financing to fund operating and development activities. The capital structure of the Company currently consists of cash and cash equivalents, inventory, common shares, Debentures, warrants, and stock options. Changes in the equity accounts of the Company are disclosed in Note 18of the audited financial statements. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares. The Company may require access to equity and credit markets to fund continued production, exploration and development of its mineral properties and the future growth of the business. The Company is not subject to externally imposed capital requirements. In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets, which are approved by the Board of Directors and updated as necessary depending on various factors, including capital deployment and general industry conditions.

The Company is required by regulatory agencies to provide surety bonds totaling$26.8 million to cover the estimated reclamation costs for mining, milling, exploration and development, including the White Mesa Mill decommissioning obligation and the decommissioning obligations at the Company’s other mines.

ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

ADDITIONAL IFRS FINANCIAL PERFORMANCE MEASURES

The Company has included the additional IFRS measure “Earnings (loss) from mine operations” in the financial statements. Management noted that “Gross Profit” provides useful information to investors as an indication of the Company’s principal business activities before consideration of how those activities are financed, sustaining capital expenditures, corporate and exploration and evaluation expenses, finance income and costs, and taxation.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Fair value hierarchy:

Financial instruments recorded at fair value on the balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The three levels of fair value hierarchy are:

Level 1 – Reflects inputs based on quoted prices in active markets for identical assets or liabilities.
Level 2 – Reflects inputs other than quoted prices that are observable for the asset or liability either directly or indirectly.
Level 3 – Reflects inputs that are not based on observable market data.

The following table illustrates the classification of the Company’s financial instruments within the fair value hierarchy as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Marketable securities	409	-	-	409
Convertible debentures	17,478	-	-	17,478
	$17,887	$-	$-	$17,887

(b) Fair values:

As at December 31, 2013, the fair values of cash and cash equivalents, restricted cash, short-term deposits, receivables, accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.

(c) Credit Risk:

Credit risk relates to cash and cash equivalents and trade and other receivables and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties, and a limit on contingent exposure has been established for any counterparty based on that counterparty’s credit rating. The Company’s sales are attributable mainly to three large utility companies. As at December 31, 2013, the Company’s maximum exposure to credit risk was the carrying value of cash and cash equivalents, trade receivables and taxes recoverable.

At December 31, 2013 and September 30, 2012 there were $0.59 million and $15.27 million, respectively, in trade and other receivables that were neither past due nor impaired.

(d) Liquidity Risk:

Liquidity risk is the risk the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages liquidity risk through the management of its capital structure as outlined in Note 15 and 17. The Company has $33.48 million of working capital as at December 31, 2013 (September 30, 2012 - $41.93 million). Accounts payable and accrued liabilities, current portion of notes payable and current taxes payable are due within the current operating period. The Company’s financial liabilities and other commitments are listed in note 22.

ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

The following are the contractual maturities of financial liabilities (undiscounted) outstanding as at December 31, 2013

	< 1 year	1 to 2 years	2 to 5 years	Thereafter	Total
Accounts payable and accrued liabilities	$5,441	$-	$-	$-	$5,441
Loans and borrowings	$2,033	$2,033	$23,594	$-	27,660

	$7,474	$2,033	$23,594	$-	$33,101

(e) Foreign Currency Risk:

The foreign exchange risk relates to the risk that the value of financial commitments, recognized assets or liabilities will fluctuate due to changes in foreign currency rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

The following table summarizes, in United States dollar equivalents, the Company’s major foreign currency exposures as of December 31, 2013:

Cash and cash equivalents	$5,490
Accounts payable and accrued liabilities	(907)
Loans and borrowings	(17,478)
Total	$(12,895)

The table below summarizes a sensitivity analysis for significant unsettled currency risk exposure with respect to the Company’s financial instruments as at December 31, 2013 with all other variables held constant. It shows how net income would have been affected by changes in the relevant risk variable that were reasonably possible at that date.

	Change for	Increase (decrease) in other
	Sensitivity Analysis	comprehensive income
Strengthening net earnings	+1% change in U.S. dollar	$254

Weakening net earnings	-1% change in U.S. dollar	$(254)

(f) Interest rate risk:

The Company is also exposed to in interest rate risk associated with the Debentures which is based on the spot market price of U3O8. The Company does not use derivatives to manage interest rate risk. The following chart displays the interest rate at various U3O8 price levels.

ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

UxC U3O8 Weekly Indicator Price	Annual Interest Rate

Up to $54.99	8.50%
$55.00 – $59.99	9.00%
$60.00 – $64.99	9.50%
$65.00 – $69.99	10.00%
$70.00 – $74.99	10.50%
$75.00 – $79.99	11.00%
$80.00 – $84.99	11.50%
$85.00 – $89.99	12.00%
$90.00 – $94.99	12.50%
$95.00 – $99.99	13.00%
$100 and above	13.50%

(g) Capital management:

The Company’s objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to develop its mining properties into production and to maintain investor, creditor and market confidence to sustain the future development of the business. The Company considers its capital structure to include share capital and working capital.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may, from time to time, issue new shares, issue new debt (secured, unsecured, convertible and/or other types of debt instruments), acquire or dispose of assets or adjust its capital spending to manage its ability to continue as a going concern.

As of December 31, 2013, the Company is not subject to any externally imposed capital requirements.

RISK FACTORS

There are a number of factors that could negatively affect Energy Fuels’ business and the value of Energy Fuels’ common shares, including the factors listed below. The following information pertains to the outlook and conditions currently known to Energy Fuels that could have a material impact on the financial condition of the Company. This information, by its nature, is not all inclusive. It is not a guarantee that other factors will not affect Energy Fuels in the future.

Uranium and Vanadium Price Fluctuations

The results of the Company’s operations are significantly affected by the market price of uranium and vanadium which are cyclical and subject to substantial price fluctuations. The Company’s earnings and operating cash flow are and will be particularly sensitive to the change in the long and short term market price of uranium and vanadium. Among other factors, these prices also affect the value of the Company’s reserves and inventories and the market price of the Company’s common shares.

Market prices are affected by numerous factors beyond the Company’s control. With respect to uranium, such factors include, among others: demand for nuclear power, political and economic conditions in uranium producing and consuming countries, public and political response to a nuclear incident, reprocessing of used reactor fuel, the re-enrichment of depleted uranium tails and the enricher practice of underfeeding, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons and from the build-up of Japanese utility uranium inventories as a result of the Fukushima incident) by governments and industry participants, uranium supply, including the supply from other secondary sources and production levels and costs of production. With respect to vanadium, such factors include, among others: demand for steel, political and economic conditions in vanadium producing and consuming countries, world production levels and costs of production. Other factors include levels of supply and demand for a broad range of industrial products, substitution of new or different products in critical applications for the Company’s existing products, expectations with respect to the rate of inflation, the relative strength of the US dollar and of certain other currencies, interest rates, global or regional political or economic crises and sales of uranium and vanadium by holders in response to such factors. If prices should decline below the Company’s cash costs of production and remain at such levels for any sustained period, the Company may determine that it is not economically feasible to continue commercial production at any or all of the Company’s mines or other facilities and may also be required to look for alternatives other than cash flow to maintain the Company’s liquidity until prices recover. The Company’s expected levels of production and business activity are dependent on the Company’s and industry’s expectations of uranium and vanadium prices, which may not be realized or may change. In the event the Company concludes that a significant deterioration in expected future uranium prices has occurred, the Company will assess whether an impairment allowance is necessary which, if required, could be material.

ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

The recent fluctuations in the price of many commodities is an example of a situation over which the Company has no control and which could materially adversely affect the Company in a manner for which it may not be able to compensate. There can be no assurance that the price of any minerals produced from the Company’s properties will be such that any deposits can be mined at a profit.

The Company’s profitability is directly related to the market price of uranium and vanadium produced. The Company may from time to time undertake commodity and currency hedging programs, with the intention of maintaining adequate cash flows and profitability to contribute to the long term viability of the business. The Company anticipates selling forward in the ordinary course of business if, and when, the Company has sufficient assets and production to support forward sale arrangements. There are, however, risks associated with forward sale programs. If the Company does not have sufficient production to meet its forward sale commitments, it may have to buy or borrow (for later delivery back from production) sufficient product in the spot market to deliver under the forward sales contracts, possibly at higher prices than provided for in the forward sales contracts. Although the Company employs various pricing mechanisms within its sales contracts to manage its exposure to price fluctuations, there can be no assurance that such mechanisms will be successful.

Global Economic Downturn

In the event of a continued general economic downturn or a recession, there can be no assurance that the business, financial condition and results of operations of the Company would not be materially adversely affected. Current global financial conditions have been subject to increased volatility, and numerous commercial and financial enterprises have either gone into bankruptcy or creditor protection or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by sub-prime mortgage defaults in the United States, the liquidity crisis affecting the asset-backed commercial paper and collateralized debt obligation markets, massive investment losses by banks with resultant recapitalization efforts and a deterioration in the global economy. Although economic conditions have shown improvement in recent years, the recovery from the recession has been slow in various jurisdictions including in Europe and the United States and has been impacted by various ongoing factors including sovereign debt levels and high levels of unemployment, which continue to impact commodity prices and which have resulted in high volatility in currencies and global debt and stock markets.

These factors may impact the Company’s ability to obtain equity, debt or bank financing on terms commercially reasonable to the Company, or at all. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If these increased levels of volatility and market turmoil continue, or there is a material deterioration in general business and economic conditions, the Company’s operations could be adversely impacted and the trading price of the Company’s securities could continue to be adversely affected.

Market Price of Shares

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic conditions in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Company’s securities is also likely to be significantly affected by short-term changes in uranium and vanadium prices, changes in industry forecasts of uranium and vanadium prices, other mineral prices, currency exchange fluctuation, or in its financial condition or results of operations as reflected in its periodic earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor's ability to trade significant numbers of securities of the Company; the size of the Company’s public float and its inclusion in market indices may limit the ability of some institutions to invest in the Company's securities; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity. If an active market for the securities of the Company does not continue, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline. If an active market does not exist, investors may lose their entire investment in the Company. As a result of any of these factors, the market price of the securities of the Company at any given point in time may not accurately reflect the long-term value of the Company. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Governmental Regulation and Policy Risks

Exploration, development, mining and milling of minerals and the transportation and handling of the products produced are subject to extensive federal, state and local laws and regulations governing, among other things, acquisition of the mining interests, maintenance of claims, tenure, expropriation, prospecting, exploration, development, mining, milling and production, price controls, exports, imports, taxes and royalties, labor standards, occupational health, waste disposal, toxic substances, water use, land use, Native American land claims, environmental protection and remediation, endangered and protected species, mine and mill decommissioning and reclamation, mine safety, transportation safety and emergency response and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing the Company’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact the Company’s decision as to whether to operate existing mines, or, with respect to exploration and development properties, whether to proceed with exploration or development, or that such laws and regulations may result in the Company incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. The Company expends significant financial and managerial resources to comply with such laws and regulations. The Company anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. There can be no assurance that future changes in applicable laws and regulations will not adversely affect the operations or financial condition of the Company. New laws and regulations, amendments to existing laws and regulations or more stringent implementation of existing laws and regulations, including through stricter license and permit conditions, could have a material adverse impact on the Company, increase costs, cause a reduction in levels of, or suspension of, production and/or delay or prevent the development of new mining properties.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration, mining and production. Environmental liability may result from mining activities conducted by others prior to the Company’s ownership of a property. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Should the Company be unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the Company. To the extent that the Company is subject to uninsured environmental liabilities, the payment of such liabilities would reduce otherwise available earnings and could have a material adverse effect on the Company. In addition, the Company does not have coverage for certain environmental losses and other risks as such coverage cannot be purchased at a commercially reasonable cost. Compliance with applicable environmental laws and regulations requires significant expenditures and increases mine development and operating costs

ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside the Company’s control. Any significant delays in obtaining or renewing such permits or licenses in the future could have a material adverse effect on the Company. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions, such as those imposed by the suspension agreement between the United States and Russia. Changes in these policies and restrictions may adversely impact the Company’s business.

Public Acceptance of Nuclear Energy and Competition from Other Energy Sources

Growth of the uranium and nuclear industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, including the risk of a nuclear incident, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrates. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates.

Uranium Industry Competition and International Trade Restrictions

The international uranium industry, including the supply of uranium concentrates, is competitive. The Company markets uranium in direct competition with supplies available from a relatively small number of uranium mining companies, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Company and may affect the supply of uranium available in the United States and Europe, which are the largest markets for uranium in the world.

Ability to Maintain Obligations Under Debentures and Other Debt

The Company may from time to time enter into arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that restrict its business in some way. Events may occur in the future, including events out of the Company’s control that would cause the Company to fail to satisfy its obligations under its existing Debentures or other debt instruments. In such circumstances, or if the Company were to default on its obligations under the Debentures or other debt instruments, the amounts drawn under the Company’s debt agreements may become due and payable before the agreed maturity date, and the Company may not have the financial resources to repay such amounts when due.

Further, although most, but not all, of the Company’s reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure a portion but not all of this bonded amount, to the extent the bonded amounts are not fully collateralized, the Company will be required to come up with additional cash to perform its reclamation obligations when they occur. In addition, the bonding companies have the right to require increases in collateral at any time upon 30-days’ notice to the Company, failure of which would constitute a default under the bonds. In such circumstances, the Company may not have the financial resources to perform such reclamation obligations or to increase such collateral when due.

Additional Funding Requirements

The Company may need additional financing in connection with the implementation of its business and strategic plans from time to time. The exploration and development of mineral properties and the ongoing operation of mines, requires a substantial amount of capital and may depend on the Company’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. The Company may accordingly have further capital requirements to take advantage of further opportunities or acquisitions. The Company’s financial condition, general market conditions, volatile uranium and vanadium markets, volatile interest rates, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary for the expansion of mining activities or to take advantage of opportunities for acquisitions.

ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Further, continuing volatility in the credit markets may increase costs associated with debt instruments due to increased spreads over relevant interest rate benchmarks, or affect the ability of the Company, or third parties it seeks to do business with, to access those markets. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms, if at all.

Dilution from Further Equity Financing

If the Company raises additional funding by issuing additional equity securities or securities convertible, exercisable or exchangeable for equity securities, such financing may substantially dilute the interests of shareholders of the Company and reduce the value of their investment.

Nature of Exploration and Development, Expansion Projects and Restarting Projects

The exploration and development of mineral deposits, the expansion of projects and restarting projects involves significant financial risks. Development of any of the exploration properties in which the Company has an interest will only follow upon obtaining satisfactory exploration results. The exploration and development of mineral deposits involve significant financial risks over an extended period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of a mine may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish mineral resources and mineral reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on the Company’s mineral resource properties will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, which include, among other things: the accuracy of reserve estimates; the particular attributes of the deposit, such as its size and grade; ability to economically recover commercial quantities of the minerals; proximity to infrastructure; financing costs and governmental regulations, including regulations relating to prices, taxes, royalties; infrastructure; land use; importing and exporting and environmental protection. Development, expansion and restarting projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits and availability of adequate financing, and that engineering and construction timetables and capital costs for the Company’s development and expansion projects and restarting projects on standby, are not incorrectly estimated or affected by unforeseen circumstances. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

It is possible that actual costs and economic returns of current and new mining operations may differ materially from the Company’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, take much longer than originally anticipated to bring into a producing phase, and to require more capital than anticipated.

The Company’s Mineral Reserves and Resources are Estimates

Mineral reserves and resources are statistical estimates of mineral content, based on limited information acquired through drilling and other sampling methods, and require judgmental interpretations of geology. Successful extraction requires safe and efficient mining and processing. The Company’s mineral reserves and resources are estimates, and no assurance can be given that the estimated resources are accurate or that the indicated level of uranium or vanadium will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

Mineral reserve and resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. It should not be assumed that all or any part of the Company’s mineral resources constitute or will be converted into reserves. Market price fluctuations of uranium or vanadium as applicable, as well as increased production and capital costs or reduced recovery rates, may render the Company’s proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic.

ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Environmental Regulatory Requirements and Risk

The Company is required to comply with environmental protection laws and regulations and permitting requirements promulgated by federal agencies and various states and counties in which the Company operates, in connection with mining and milling operations. The uranium industry is subject not only to the worker health and safety and environmental risks associated with all mining businesses, but also to additional risks uniquely associated with uranium mining and milling. The Company expends significant resources, both financial and managerial, to comply with these laws and regulations. The possibility of more stringent regulations exists in the areas of worker health and safety, storage of hazardous materials, standards for heavy equipment used in mining or milling, the disposition of wastes, the decommissioning and reclamation of exploration, mining, milling and in-situ sites, climate change and other environmental matters, each of which could have a material adverse effect on the cost or the viability of a particular project.

The Company cannot predict what environmental legislation, regulations or policies will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation is generally toward stricter standards, and this trend is likely to continue in the future. This recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require the acquisition of permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies, stricter interpretation of existing laws and stricter permit and license conditions, may necessitate significant capital outlays, may materially affect the Company’s results of operations and business or may cause material changes or delays in the Company’s intended activities. There can be no assurance of the Company’s continued compliance or ability to meet stricter environmental laws and regulations and permit or license conditions. Delays in obtaining permits and licenses could impact expected production levels or increases in expected production levels.

The Company’s operations may require additional analysis in the future including environmental, cultural and social impact and other related studies. Certain activities require the submission and approval of environmental impact assessments. The Company cannot provide assurance that it will be able to obtain or maintain all necessary permits that may be required to continue operations or exploration and development of its properties or, if feasible, to commence construction or operation of mining facilities at such properties on terms that enable operations to be conducted at economically justifiable costs. If the Company is unable to obtain or maintain, licenses, permits or other rights for development of its properties, or otherwise fails to manage adequately future environmental issues, its operations could be materially and adversely affected.

Opposition to Mining may Disrupt Business Activity

In recent years, governmental and non-governmental agencies, individuals, communities and courts have become more vocal and active with respect to their opposition of certain mining and business activities including with respect to the commencement and recommencement of mining at the Company's mines, such as the Canyon Mine. This opposition may take on forms such as road blockades, applications for injunctions seeking work stoppages, refusals to grant access to lands or to sell lands on commercially viable terms, lawsuits for damages or to revoke or modify licenses and permits, issuances of unfavourable laws and regulations, and other rulings contrary to an entity’s interest. These actions can occur in response to current activities or in respect of mines that are decades old. Opposition to the Company’s business activities are beyond the Company’s control. Any opposition to the Company’s business activities may cause a disruption to the Company’s business activities and may result in increased costs and this could have a material adverse effect on the Company’s business and financial condition.

Competition for Properties and Experienced Employees

The Company competes with other mining companies and individuals for capital, mining interests on exploration properties and undeveloped lands, acquisitions of mineral resources and reserves and other mining assets, which may increase its cost of acquiring suitable claims, properties and assets, and the Company also competes with other mining companies to attract and retain key executives and employees. There can be no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties and assets or in attracting and retaining skilled and experienced employees. The mining industry has been impacted by increased worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labour, and these shortages have caused unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Litigation and Other Legal Proceedings

The Company is subject to litigation and other legal proceedings arising in the normal course of business and may be involved in disputes with other parties in the future which may result in litigation. The causes of potential future litigation and legal proceedings cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure to comply with disclosure obligations. The results of litigation and proceedings cannot be predicted with certainty, and may include potential injunctions pending the outcome of such litigation and proceedings. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations.

Decommissioning and Reclamation

As owner and operator of the White Mesa Mill and numerous uranium and uranium/vanadium mines located in the United States and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure a portion but not all of this bonded amount. Although the Company’s financial statements will record a liability for the asset retirement obligation, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability to be provided on the Company’s financial statements. Further, to the extent the bonded amounts are not fully collateralized, the Company will be required to come up with additional cash to perform its reclamation obligations when they occur.

Decommissioning plans for the Company’s properties have been filed with applicable regulatory authorities. These regulatory authorities have accepted the decommissioning plans in concept, not upon a detailed performance forecast, which has not yet been generated. As the Company’s properties approach or go into decommissioning, further regulatory review of the decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulatory authorities.

Technical Innovation and Obsolescence

Requirements for the Company’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium. In addition, the Company’s competitors may adopt technological advancements that give them an advantage over the Company.

Property Title Risk

The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to the Company’s detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including by local governments.

The validity of unpatented mining claims on U.S. public lands is sometimes difficult to confirm and may be contested. Due to the extensive requirements and associated expense required to obtain and maintain mining rights on U.S. public lands, the Company's U.S. properties are subject to various title uncertainties which are common to the industry or the geographic location of such claims, with the attendant risk that there may be defects in its title. In addition, the Secretary of the Interior has withdrawn certain lands around the Grand Canyon National Park from location and entry under the Mining Laws. All of the Company’s material Arizona Strip properties are located on these withdrawn lands. No new mining claims may be filed on the withdrawn lands and no new plans of operations may be approved, other than plans of operations on mining claims that were valid at the time of withdrawal and that remain valid at the time of plan approval. Whether or not a mining claim is valid must be determined by a mineral examination conducted by BLM or USFS, as applicable. The mineral examination, which involves an economic evaluation of a project, must demonstrate the existence of a locatable mineral resource and that the mineral resource constitutes discovery of a valuable mineral deposit. The Company believes that all of its material Arizona Strip projects are on valid mining claims that would withstand a mineral examination. Further, the Company’s Arizona 1 and Pinenut mines have approved plans of operations which, absent modification, would not require a mineral examination. Although the Company’s Canyon Mine also has an approved plan of operations, which, absent modification, would not require a mineral examination, the USFS performed a mineral examination at that mine in 2012, and concluded that the underlying mining claims were valid existing rights. However, market conditions may postpone or prevent the performance of mineral examinations on certain other properties and, if a mineral examination is performed on a property, there can be no guarantee that the mineral examination would not result in one or more of the Company’s mining claims being considered invalid, which could prevent a project from proceeding.

ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Foreign Currency Risks

The Company’s operations are subject to foreign currency fluctuations. The Company’s operating expenses and revenues are primarily incurred in U.S. dollars, while some of its cash balances and expenses are measured in Canadian dollars. The fluctuation of the Canadian dollar in relation to the U.S. dollar will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and shareholders’ equity.

Post-Acquisition Success

The Company may not realize the anticipated benefits of acquiring the US Mining Division or completing the Strathmore Acquisition, due to integration and operational challenges, and to decreases in commodity prices that have required the Company to place a number of acquired mines on standby and to defer permitting and development activities on certain other acquired assets, until market conditions warrant otherwise. The success of the Company following those acquisitions will depend in large part on the success of the Company’s management in integrating the US Mining Division and the Strathmore assets into the Company. The failure of the Company to achieve such integration and to mine or advance such assets could result in the failure of the Company to realize the anticipated benefits of the Denison Acquisition and Strathmore Acquisition and could impair the results of operations, profitability and financial results of the Company.

Production Estimates and Production Efficiency

The Company may from time to time prepare estimates of future production or increases in production for particular operations, or relating to the Company’s ability to increase production in response to increases in commodity prices, as market conditions warrant or otherwise. No assurance can be given that any such production estimates will be achieved nor can assurance be given that production or production increases will be achieved in a cost effective or timely manner. Failure to achieve production estimates or failure to achieve production in a cost effective or timely manner could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition. These production estimates are based on, among other things, the following factors: the accuracy of mineral reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; the accuracy of estimated rates and costs of mining and processing; assumptions as to future commodity prices; assumptions relating to changes in laws, regulations or policies, or lack thereof, that could impact the cost and time required to obtain regulatory approvals, licenses and permits; assumptions relating to obtaining required licenses and permits in a timely manner, including the time required to satisfy environmental analyses, consultations and public input processes; assumptions relating to challenges to or delays in the licensing and permitting process; and assumptions regarding any appeals or lack thereof, or injunctions or lack thereof, relating to any approvals, licenses or permits.

The Company’s actual production may vary from estimates for a variety of reasons, including, among others: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short term operating factors relating to the mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risk and hazards associated with mining; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures and cave-ins; unexpected labor shortages or strikes; varying conditions in the commodities markets; and delays in obtaining or denial, challenges or appeals of regulatory approvals, licenses and permits or renewals of existing approvals, licenses or permits.

Dependence on Issuance of Mill Licence Amendments and Renewals

The Company maintains regulatory licenses and permits in order to operate its White Mesa Mill, all of which are subject to renewal from time to time and are required in order for the Company to operate in compliance with applicable laws and regulations. In addition, depending on the Company’s business requirements, it may be necessary or desirable to seek amendments to one or more of its licenses or permits from time to time. While the Company has been successful in renewing its licenses and permits on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such license and permit renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.

ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Mining, Milling and Insurance

The operations of the Company are subject to all of the hazards and risks normally incidental to exploration, development and mining of mineral properties, and milling, including: environmental hazards; industrial accidents; labor disputes, disturbances and unavailability of skilled labor; encountering unusual or unexpected geologic formations; rock bursts, pressures, cave-ins, flooding; periodic interruptions due to inclement or hazardous weather conditions; technological and processing problems, including unanticipated metallurgical difficulties, ground control problems, process upsets and equipment malfunctions; the availability and/or fluctuations in the costs of raw materials and consumables used in the Company’s production processes; the ability to procure mining equipment and operating supplies in sufficient quantities and on a timely basis; and other mining, milling and processing risks, as well as risks associated with the Company’s dependence on third parties in the provision of transportation and other critical services. Many of the foregoing risks and hazards could result in damage to, or destruction of, the Company’s mineral properties or processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from the Company’s mines or processing facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining and processing, additional costs and risks are incurred by the Company on a regular and ongoing basis.

While the Company may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which the Company cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings, financial position and competitive position of the Company. No assurance can be given that such insurance will continue to be available or will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards. This lack of insurance coverage could result in material economic harm to the Company.

Replacement of Mineral Reserves and Resources and Availability of Alternate Feed Materials

The Company’s mineral reserves and resources at its Roca Honda, Arizona Strip, EZ Complex, Sage Plain, Henry Mountains, Daneros, Sheep Mountain, Gas Hills, Juniper Ridge, Whirlwind~~,~~ and La Sal projects are the Company’s primary sources (and potential sources) of uranium concentrates. Unless other mineral reserves and resources are discovered or extensions to existing ore bodies are found, the Company’s sources of production for uranium concentrates will decrease over time as its current mineral reserves and resources are depleted. There can be no assurance that the Company’s future exploration, development and acquisition efforts will be successful in replenishing its mineral reserves and resources. In addition, while the Company believes that many of its properties will eventually be put into production, there can be no assurance that they will be or that they will be able to replace current production.

The Company also produces uranium from processing alternate feed materials at its White Mesa Mill. There can be no assurance that additional sources of alternate feed materials will be forthcoming in the future on commercially acceptable terms or otherwise, or that the Company will be successful in receiving all required regulatory approvals, licenses and permits on a timely basis to allow for the receipt and processing of any such alternate feed materials.

Credit Risk

The Company’s sales of uranium and vanadium products expose Energy Fuels to the risk of non-payment. The Company manages this risk by monitoring the credit worthiness of its customers and requiring pre-payment or other forms of payment security from customers with an unacceptable level of credit risk.

ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Dependence on Key Personnel and Qualified and Experienced Employees

The Company’s success will largely depend on the efforts and abilities of certain senior officers and key employees, some of which are approaching retirement. Certain of these individuals have significant experience in the uranium industry. The number of individuals with significant experience in this industry is small. While the Company does not foresee any reason why such officers and key employees will not remain with the Company, other than through retirement, if for any reason they do not, the Company could be adversely affected. The Company has not purchased key man life insurance for any of these individuals, other than for the Chief Executive Officer.

The Company’s success will also depend on the availability of qualified and experienced employees to work in the Company’s operations and the Company’s ability to attract and retain such employees. The number of individuals with relevant mining and operational experience in this industry is small.

Disclosure and Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to a company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

Dependence on Business Partners and Government of Third Party Consents

The Company has a number of joint ventures and other business relationships relating to its properties and projects, including key projects, such as the Roca Honda and Gas Hills projects, which can restrict the ability of the Company to act unilaterally with respect to those projects in certain circumstances. There can be no assurances that the Company will be able to maintain relationships with its joint venture and business partners to allow for satisfactory permitting, development, mining or milling relating to any such projects. The Company’s operations are also dependent from time to time on receiving government and other third party consents and approvals. There can be no assurances that all such consents and approvals will be forthcoming when required.

Conflicts of Interest

Some of the directors of the Company are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences will be that corporate opportunities presented to a director of the Company may be offered to another company or companies with which the director is associated, and may not be presented or made available to the Company. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company, to disclose any interest which they may have in any project or opportunity of the Company, and to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed in the Company’s Code of Ethics and by the Business Corporations Act (Ontario).

Labor Relations

None of the Company’s operations directly employ unionized workers who work under collective agreements. However, there can be no assurance that employees of the Company or its contractors do not become unionized in the future, which may impact mill and mining operations. Any lengthy work stoppages may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Infrastructure

Mining, processing, development and exploration activities depend, to a substantial degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants affecting capital and operating costs. The Company considers the existing infrastructure to be adequate to support its proposed operations. However, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations, financial condition and results of operations of the Company.

ENERGY FUELS INC.
Management’s Discussion and Analysis
15 Months Ended December 31, 2013
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

QUALIFIED PERSON

The disclosure of scientific and technical information regarding Energy Fuels’ properties in this MD&A was prepared under the supervision of Stephen P. Antony, P.E. President and Chief Executive Officer of Energy Fuels, who is a Qualified Person in accordance with the requirements of National Instrument 43-101.